As filed with the Securities and Exchange Commission on November 30, 2023
1940 Act File No. 811-22467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Kayne Anderson NextGen Energy & Infrastructure, Inc.

3.	Securities and Exchange Commission File No.: 811-22467

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application       ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

811 Main Street, 14th Floor, Houston, Texas 77002

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

R. William Burns III

Paul Hastings LLP

600 Travis Street, Suite 5800

Houston, TX 77002

(713) 860-7352

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

KA Fund Advisors, LLC (the fund’s investment advisor since its inception), 811 Main Street, 14th Floor, Houston, Texas 77002, (713) 493-2020

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end       ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

KA Fund Advisors, LLC, 811 Main Street, 14th Floor, Houston, Texas 77002

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

N/A

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): N/A

(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes         ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-_________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes         ☐ No

If Yes, state the date on which the board vote took place: April 24, 2023 (date of approval of new terms of merger pursuant to the Amended and Restated Agreement and Plan of Merger)

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes         ☐ No

If Yes, state the date on which the shareholder vote took place: November 1, 2023

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes         ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: November 13, 2023

(b)	Were the distributions made on the basis of net assets?

☒ Yes         ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes         ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

In connection with the merger, the fund’s outstanding common stock was exchanged for either (i) newly-issued shares of common stock (“Stock Consideration”) of Kayne Anderson Energy Infrastructure Fund, Inc. (“KYN”), the surviving fund in the transaction, or (ii) cash consideration (“Cash Consideration”), subject to the adjustment and proration procedures as outlined in the merger agreement. The aggregate net asset value (“NAV”) of KYN’s shares of common stock received by the fund’s common stockholders who received Stock Consideration was equal to the aggregate NAV of their holdings of the fund’s common stock as determined as of the close of business on November 10, 2023. The per-share Cash Consideration was based on 95% of the NAV per share of the fund’s common stock as of the same date.

The fund’s NAV per common share as of November 10, 2023 was $8.16872930, and KYN’s NAV per common share as of November 10, 2023 was $9.93216229. Accordingly, common stockholders of the fund who received Stock Consideration received 0.82245226 common shares of KYN for each share of the fund (with cash for resulting fractional KYN shares), representing the quotient of the fund’s NAV per common share divided by KYN’s NAV per common share. The per-share Cash Consideration was equal to $7.76029284 per share of the fund’s common stock, representing 95% of the NAV per share of the fund’s common stock as of November 10, 2023.

Also as part of the merger, each holder of the fund’s Series H, Series I and Series J Mandatory Redeemable Preferred Shares received an equivalent number of KYN’s Series U, Series V and Series W Mandatory Redeemable Preferred Shares, respectively, in exchange. The aggregate liquidation preference of KYN’s Series U, Series V and Series W Mandatory Redeemable Preferred Shares was equal to the aggregate liquidation preference of the fund’s Series H, Series I and Series J Mandatory Redeemable Preferred Shares, respectively, that were exchanged. KYN’s replacement preferred shares have substantially identical terms and conditions as the respective series of preferred shares for which they were exchanged.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes         ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☒ Yes         ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Please see the response to Question 16(d).

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes         ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes         ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes         ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes         ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes         ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $1,104,000 (estimated)

(ii)	Accounting expenses: $82,000 (estimated)

(iii)	Other expenses (list and identify separately): Printing and proxy expenses $886,000 (estimated), transfer agent expenses $68,000 (estimated), credit rating expenses $10,000 (estimated), stock exchange listing expenses $47,000 (estimated), other expenses $22,000 (estimated)

(iv)	Total expenses (sum of lines (i)-(iii) above): $2,219,000 (estimated)

(b)	How were those expenses allocated?

Expenses were allocated one-half to each of the funds party to the transaction.

Who paid those expenses? The fund and KYN bore the costs of the transaction, as described in the response to 22(b)

(c)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes         ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes         ☒ No

If Yes, describe the nature of the litigation or proceeding and the position taken by the fund in that litigation.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes         ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Kayne Anderson Energy Infrastructure Fund, Inc.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-21593

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:

A Form of Amended and Restated Agreement and Plan of Merger was filed as Appendix A to the Registration Statement on Form N-14 8C/A of Kayne Anderson Energy Infrastructure Fund, Inc., filed on April 28, 2023 (File No. 333-270879) and the Joint Proxy Statement/Prospectus dated as of September 29, 2023.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Kayne Anderson NextGen Energy & Infrastructure, Inc., (ii) he is the Chief Financial Officer and Treasurer of Kayne Anderson NextGen Energy & Infrastructure, Inc. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ A. Colby Parker
Name:	A. Colby Parker
Title:	Chief Financial Officer and Treasurer
Kayne Anderson NextGen Energy & Infrastructure, Inc.